UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
March 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.
Publicly-held Corporation

CNPJ/MF n. 60.643.228/0001-21
NIRE 35.300.022.807

PRESS RELEASE

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (BM&FBOVESPA: FIBR3) hereby announces the closing on the date hereof of the sale to SUZANO PAPEL E CELULOSE S.A. (“Suzano”) of the installations and other assets of the KSR paper distribution operation, as informed in the relevant facts disclosed by Fibria and Suzano on December 21, 2010, for an amount of R$50 million (“Price”), subject to adjustments after the complete evaluation of working capital until April 15, 2011.

The closing of the sale was accomplished today by means of the execution by the Company and Suzano of an establishment purchase and sale and other covenants agreement, as well as the payment of the Price by Suzano to Fibria to occur on March 1st, 2011.

São Paulo, February 28th, 2011.

João Adalberto Elek Junior
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: March 1, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO